

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

December 23, 2009

Mr. Matthew C. Diamond
Chief Executive Officer
Alloy, Inc.
151 West 26th Street, 11th Floor
New York, NY

   **RE: Alloy, Inc.
     Form 10-K for the Fiscal Year ended January 31, 2009
     Filed April 14, 2009, as amended May 15, 2009
     File No. 000-26023**

Dear Mr. Diamond:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Larry Spirgel
        Assistant Director